UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Leap Wireless International, Inc.

Full Name of Registrant
Not Applicable

Former Name if Applicable
10307 Pacific Center Court

Address of Principal Executive Office (Street and Number)
San Diego, California 92121

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Leap Wireless International, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “2005 Annual Report on Form 10-K”) in a timely manner without unreasonable effort and expense in light of the circumstances described below.
     On February 28, 2006, the management and Audit Committee of the Company concluded that the financial information as of and for the five months ended December 31, 2004 included in the audited consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, and the unaudited interim consolidated financial statements included in each of the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 2004, March 31, 2005, June 30, 2005 and September 30, 2005 (“collectively, the “Prior Financial Periods”), should be restated to correct for errors identified during the preparation of the Company’s annual income tax provision for the year ended December 31, 2005. The restatements result from: (i) errors in the calculation of the tax bases of certain wireless licenses and deferred taxes associated with tax deductible goodwill, (ii) errors in the accounting for the release of the valuation allowance on deferred tax assets recorded in fresh-start reporting, and (iii) the determination that the netting of deferred tax assets associated with wireless licenses against deferred tax liabilities associated with wireless licenses was not appropriate, as well as the resulting error in the calculation of the valuation allowance on the license-related deferred tax assets. These errors arose in connection with the Company’s implementation of fresh-start reporting on July 31, 2004 pursuant to Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code.”
     The Company is working diligently to finalize its financial statements for the fiscal year ending December 31, 2005 and to restate the financial information for the Prior Financial Periods. The Company plans to include restated financial information for the Prior Financial Periods in its upcoming Annual Report on Form 10-K for the year ended December 31, 2005, which it currently estimates will be filed no later than March [31], 2006. As previously reported, the Company received a waiver from its lenders pursuant to the Credit Agreement, dated as of January 10, 2005, among the Company, Cricket Communications, Inc., Bank of America, N.A. as Administrative Agent, and a syndicate of lenders, for potential defaults arising from the restatements described in this notification.
     In connection with their evaluation of our disclosure controls and procedures for the 2005 Annual Report on Form 10-K, the Company’s Chief Executive Officer and Chief Financial Officer concluded that two material weaknesses in our internal control over financial reporting existed as of December 31, 2005. These material weaknesses are summarized as follows:
•	The Company did not maintain a sufficient complement of personnel with the appropriate skills, training and Company-specific experience to identify and address the application of generally accepted accounting principles in complex or non-routine transactions. Specifically, the Company has experienced staff turnover, and as a result, has experienced a lack of knowledge transfer to new employees within its accounting, financial reporting and tax functions. In addition, the Company does not have a full-time director of its tax function.

•	The Company did not maintain effective controls over its accounting for income taxes. Specifically, the Company did not have adequate controls designed and in place to ensure the completeness and accuracy of the deferred income tax provision and the related deferred tax assets and liabilities in conformity with generally accepted accounting principles.
Because of the material weaknesses described above, the Company’s CEO and CFO concluded that the Company’s disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2005. In addition, management has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2005, using the criteria established in Internal Control — Integrated Framework issued by the COSO. A complete description of these material weaknesses and the steps we are undertaking to remediate these material weaknesses, will be included in “Item 9A. Controls and Procedures” in the Company’s 2005 Annual Report on Form 10-K.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Robert J. Irving, Jr.	858	882-6000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     In August 2004, the Company and Cricket Communications, Inc. satisfied the conditions to the Company’s Fifth Amended Joint Plan of Reorganization and the Company emerged from Chapter 11 bankruptcy. The Plan of Reorganization implemented a comprehensive financial reorganization that, among other matters, significantly reduced the Company’s outstanding indebtedness. On the effective date of the Plan of Reorganization, the Company’s long term debt was reduced from a book value of more than $2.4 billion to debt with an estimated fair value of approximately $412.8 million. In addition, in connection with the Company’s emergence from bankruptcy, it adopted fresh-start reporting as of July 31, 2004 which resulted in material adjustments to the historical carrying values of many of the Company’s assets and liabilities. Under fresh-start reporting, the Company is deemed to be a new entity for financial reporting purposes. The Company’s financial statements for the fiscal year ended December 31, 2004 include consolidated financial statements for the seven months ended July 31, 2004 (the period prior to the Company’s emergence from bankruptcy) and consolidated financial statements for the five months ended December 31, 2004 (the period following the Company’s emergence from bankruptcy). As a result of the foregoing, the Company’s financial statements at and for the year ended December 31, 2005 will not be comparable in many respects to the Company’s financial statements at and for the period ended December 31, 2004.
     As discussed in Part III above, as of the date of this filing, due to the delays in the filing of the 2005 Annual Report on Form 10-K and the necessity of amending the Prior Quarterly Reports, the Company is still reviewing and finalizing its operating results for the fiscal year ended December 31, 2005 and the restated financial information for the fiscal year ended December 31, 2004. However, the Company expects that its operating results for fiscal year ended December 31, 2005 and fiscal year ended December 31, 2004 (as restated) will generally compare as follows:
•	total consolidated revenue for fiscal year 2005 is expected to be approximately $914.7 million, compared to approximately $826 million for fiscal year 2004, reflecting in part an increase in net customers, an increase in average revenues per customer, and higher handset sales volumes;

•	total operating expenses for fiscal year 2005 are expected to be approximately $859.4 million, compared to approximately $856.7 million for fiscal year 2004, reflecting increases in cost of service, cost of equipment, selling and marketing expenses and general and administrative expenses, and an impairment charge of $12 million, partially offset by an approximately $58 million decrease in depreciation and amortization expense;

•	interest income for fiscal year 2005 is expected to increase approximately $8.1 million or 450% over interest income for fiscal year 2004, primarily attributable to increased average cash, cash equivalent and investment balances in 2005, and to the classification of interest earned during the bankruptcy proceedings as a reorganization item in 2004; and

•	interest expense for fiscal year 2005 is expected to increase approximately $9.3 million, or 45% compared to the year ended December 31, 2004, as a result of the application of certain accounting rules during our bankruptcy which required that we not accrue interest and amortize debt discounts and debt issuance costs on pre-petition liabilities that were subject to compromise, which comprised substantially all of our debt.
     The Company expects to report net income for fiscal year 2005 of approximately $29.97 million, whereas net income for fiscal year 2004 (as restated) was approximately $904.8 million, reflecting reorganization items of approximately $962.4 million. The Company cautions that these financial results are preliminary, based on currently available information and are subject to the final annual closing process and the completion of customary annual review procedures by the Company.

Leap Wireless International, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2006	By	/s/ Dean M. Luvisa

Dean M. Luvisa Acting Chief Financial Officer